SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3, NYSE: GFA) (“Gafisa”), in compliance with the provisions of paragraph 4 to article 157 of Law n. 6.404/76 and Rules CVM no. 358/2002 and 319/1999, hereby publicly discloses what follows:

1. Context.

1.1. On October 2, 2006, Gafisa executed the Investment Agreement and Other Covenants (“Investment Agreement”), which established the rules and conditions for Gafisa’s admission in the capital stock of Alphaville Urbanismo S.A. (“AUSA”), first with an equity participation corresponding to 60% (First Stage), to be increased to 80% in 2010 (Second Stage), and reaching 100% after 2011 (Third Stage).

1.2. For purposes of implementation of the Second Stage, economic and financial studies of AUSA provided for in the Investment Agreement were conducted, which led to determination of the amount of R$126,489,500.00 for the equity portion corresponding to 20% of AUSA’s capital stock subject of the Second Stage.

1.3. In furtherance to the Investment Agreement, the parties have decided to structure the Second Stage through a merger, by Gafisa, of all shares issued by Shertis Empreendimentos e Participações S.A., enrolled with the CNPJ/MF under no. 11.039.942/0001 -08 (“Shertis”), which company shall become Gafisa’s wholly-owned subsidiary, pursuant to article 252 of Law n. 6.404/76 (“Merger of Shares”). Shertis is a wholly-owned subsidiary of Alphaville Participações S.A. (“Alphapar”), and has, at the date hereof, as its sole assets (i) 23,069 common shares issued by AUSA, corresponding to 20% of its capital stock and which are subject of the Second Stage; (ii) R$100.00 in cash account; and (iii) credits to be received from AUSA in the amount of R$1,881,479.00.

1.4. Therefore, Gafisa’s and Shertis’ shareholders shall resolve on the Merger of Shares proposal under the terms and conditions set forth below, at an Extraordinary General Shareholders’ Meeting of each such company to be held.

2. Purpose of the Merger of Shares.

2.1. As indicated above, the Merger of Shares is intended to enable implementation of the Second Stage, according to the investment schedule provided for in the Investment Agreement, therefore increasing Gafisa’s equity participation in AUSA’s to 80%. As a result of the Merger of Shares, Shertis will become a wholly-owned subsidiary of Gafisa, whose equity shall be increased and will issue new common shares to be given to Shertis’ shareholder.

2.2. In principle, Gafisa’s management believes that Shertis may be kept as its wholly-owned subsidiary and also be used as vehicle for implementation of the Third Stage of the Investment Agreement, which is scheduled to take place after the fifth anniversary of the Investment Agreement, at which time Gafisa shall become the direct and/or indirect owner of shares representing 100% of AUSA’s capital stock.

3. Acts that preceded the Merger of Shares.

3.1. As preliminary steps to the Merger of Shares, independent economic and financial studies have been conducted, which resulted in the amount attributed to AUSA for purposes of the Second Stage as referred to in item 1.2, above.

3.2. In view of the provisions of item 1.3, above, Alphapar, Gafisa, Shertis and other intervening parties executed, at the date hereof, the Protocol and Justification of Merger of Shares Issued by Shertis into Gafisa, containing the terms and conditions pertaining to Gafisa’s merger of all shares issued by Shertis (“Protocol”).

4. Exchange ratio, number and type of shares to be given to Shertis’ shareholders, and shares’ rights.

4.1. Shertis’ Shareholder shall receive 0.4473369214 common share issued by Gafisa for each common share issued by Shertis owned by them, resulting in Gafisa’s total issuance of 9,797,792 new common shares representing its capital stock.

4.2. As what happened in 2006, the share exchange ratio now being applied was established on an equitable basis and was negotiated between independent parties, duly assisted by financial advisors and was determined for the Second Stage with basis on the swap ratio criterion established in the Investment Agreement, based on economic and financial studies retained by Gafisa and Alphapar.

4.3. Under the aforesaid criterion, were prepared, on the one side, AUSA’s economic and financial studies and, on the other, the daily arithmetic mean (trading floor days) of the closing price of Gafisa’s shares, at R$/ Gafisa Share, in the period from January 28, 2010 to February 22, 2010, both dates included.

4.4. Share fractions resulting from replacement of the position of Shertis’ shareholder shall be rounded downwards to the closest whole number, and the difference shall be paid in cash, by Gafisa , within five (05) business days counted as of the receipt of the proceeds resulting from the sale, at BM&FBOVESPA, of the shares corresponding to that set of fractions.

4.5. Common shares issued in Gafisa to be given to Shertis’ shareholder shall have the same rights given to Gafisa’s common shares then outstanding and shall be fully entitled to all benefits, including dividends and capital remuneration to be declared by Gafisa as of the Gafisa Extraordinary General Shareholders’ Meeting that approves the Merger of Shares.

4.6. Shertis and Gafisa do not have cross equity participation.

5. Criterion for appraisal of Shertis’ shares, specialized firm and treatment of equity variations.

5.1. Shertis’ shares shall be merged into by Gafisa at their book equity value on December 31, 2009 (“Base-Date”); the relevant audited financial statements drawn at the Base-Date shall be used to that effect, giving consideration also to the subsequent asset-related effects, deriving from later events.

5.2. Gafisa’s management have appointed, ad referendum of the Extraordinary General Shareholders’ Meeting that is to resolve upon this Protocol, APSIS Consultoria Empresarial Ltda., enrolled with the CNPJ/MF under n. 27.281.922/0001 -70, with headquarters in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua da Assembleia, 35, 12th floor, Centro (“APSIS”), to determine the book equity value of the shares issued by Shertis to be merged into Gafisa. The aforesaid appointment shall be ratified by Gafisa’s shareholders at the Extraordinary General Shareholders' Meeting that resolve on the Protocol.

5.3. The appraisal report was prepared with basis on Shertis’ special balance sheet drawn at December 31, 2009 and audited by Terco Grant Thornton Auditores Independentes (“Terco”), giving consideration also to the subsequent asset-related effects, deriving from later events (the “Appraisal Report”).

5.4. APSIS stated that (i) there is no conflict or comingling of interests, whether actual or potential, with regard to Alphapar’s, Shertis’ or Gafisa’s shareholders, or, further, as regards to the very Merger of Shares; and (ii) neither Alphapar’s, Shertis’ or Gafisa’s shareholders or managers directed, limited, hindered or performed any action that compromised or might have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of its conclusions.

5.5. Equity variations occurred in Shertis within the Base-Date and the date on which the Merger of Shares is consummated shall be exclusively borne by Shertis and reflected in Gafisa in accordance with the equity accounting method.

6. Increase of the equity of Gafisa. Gafisa’s capital stock structure and shares after the Merger of Shares.

6.1. The Merger of Shares shall entail an increase in the equity of Gafisa in the amount of R$21,902,489.00, corresponding to the book equity value of the shares issued by Shertis merged into Gafisa, according to the Appraisal Report prepared by APSIS.

6.2. Of the amount referred to in item 6.1, above, R$20,282,743.76 shall be allocated to pay in Gafisa’s capital stock increase, while the remaining amount, corresponding to R$1,619,745.24, shall be allocated to the capital reserve account pursuant to article 182, § 1, ‘a’, of the Corporations Law.

6.3. As a result of the Merger of Shares, Gafisa shall issue 9,797,792 new common shares that will be fully given to Alphapar, Shertis’ sole shareholder. The aforesaid shares shall be subscribed by Shertis’ administrators on account of Alphapar, pursuant to the provisions of article 252, paragraph 2 of the Corporations Law and paid in by means of contribution of the shares issued by Shertis to the equity of Gafisa.

6.4. Therefore, Gafisa’s capital stock shall be increased by R$20,282,743.76. The wording of the head of article 5 of Gafisa’s Bylaws, regarding the composition of the capital stock, shall be amended to reflect such capital stock increase.

6.5. Consummation of the Merger of Shares shall turn Shertis into a wholly-owned subsidiary of Gafisa, but shall not entail any change in Shertis’ capital stock or in the number of its shares.

7. Business and Corporate acts related to the Merger of Shares.

7.1. As previously reported, the increase of the equity participation of Gafisa in AUSA was agreed in 2006, by means of the execution of the Investment Agreement.

7.2. On April 19, 2010, Gafisa, Alphapar, Shertis and other intervening parties signed the Protocol, approved at a Gafisa Board of Directors’ Meeting.

7.3. With regard to the Merger of Shares, its consummation shall depend on completion of the following corporate acts:

7.3.1. Shertis’ Extraordinary General Shareholders’ Meeting to approve the Protocol and the Merger of Shares, and also to authorize Shertis’ management to subscribe the shares to be issued by Gafisa as a result of the Merger of Shares; and

7.3.2. Gafisa’s Extraordinary General Shareholders’ Meeting to (i) approve the Protocol; (ii) ratify appointment and hiring of APSIS; (iii) approve the Appraisal Report; (iv) approve the Merger of Shares and consequent increase of Gafisa’s capital stock to be subscribed to and paid in by Shertis’ managers; (v) to approve the new wording to article 5 of the Bylaws, pertaining to capital stock, to reflect the referred increase of Gafisa’s capital stock; (vi) to approve restatement to Gafisa’s Bylaws; and (vii) to authorize Gafisa’s Executive Board to perform all other actions required for consummation of the Merger of Shares.

8. No Right of Withdrawal.

8.1. Gafisa’s shareholders who dissent from the transaction shall not have right of withdrawal, given that the shares issued by Gafisa meet the liquidity and market dispersion criteria provided for in article 137, subsection II, letters ‘a’ and ‘b’, of the Corporations Law. With respect to Shertis, there is nothing to cogitate with regard to right of withdrawal or calculation of the amount of reimbursement, since such Company is a wholly-owned subsidiary of Alphapar, which executes this Protocol as intervening and consenting party agreeing with the transaction.

9. Costs.

9.1. Gafisa estimates that the costs for the consummation of the Merger of Shares shall be in the range of R$400,000.00, including expenses with publications, auditors, appraisers, attorneys and other technical professionals retained to assist in the transaction.

10. Further Information about the Transaction.

10.1. Shareholders’ Agreement. Upon approval of the Merger of Shares, Alphapar’s equity participation in AUSA’s capital stock shall be decreased to 20%. Therefore, according to the provisions of Section 4.3.4 of the Shareholders’ Agreement signed between such Company and Gafisa on January 8, 2007, the following subject matters shall no longer require a qualified quorum, as defined in the referred Shareholders Agreement, that is, they may be approved by Gafisa’s individual affirmative vote: (i) splitting or grouping of Bound Shares; (ii) change in AUSA’s dividend policy; and (iii) except as specifically established in the Annual Business Plan, acquisition, sale or creation of liens on shares or assets of AUSA, involving an individual or aggregate value higher than fifteen million Reais (R$15,000,000.00), in a period of 12 months, as monetarily restated by IGP-M.

10.2. No succession. The Merger of Shares shall not result into Gafisa’s assumption of any assets, rights, interests, obligations or liabilities of Shertis, which shall remain as a corporate entity, without succession. Nevertheless, it should be noted that Alphapar, Renato de Albuquerque e Nuno Luís de Carvalho Lopes Alves are jointly liable before Gafisa, for any contingencies of Shertis, including insufficient assets, contingent or not sufficiently provisioned liabilities, related to or deriving from actions or facts preceding Gafisa’s and Shertis’ Extraordinary General Shareholders’ Meetings that approve the Merger of Shares.

10.3. No Transition. Given that Gafisa has, since 2006, an equity participation in AUSA and that the increase in its equity participation from current 60% to 80% derives from implementation of the Second Stage provided for in the Investment Agreement, no significant changes are expected in AUSA’s management and /or governance, with due regard to the provisions of item 10.1, above

10.4. Specialized Advisors. Banco J.P. Morgan and Banco de Investimentos Credit Suisse (Brasil) S.A. have been retained to carry out the studies provided for in the Investment Agreement. APSIS has been hired to elaborate the Appraisal Report. Terco has been retained to audit Shertis’ and Gafisa’s balance sheets and financial statements dated December 31, 2009.

10.5. Legal Counsel. Ulhôa Canto, Rezende e Guerra - Advogados and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados have been retained by Gafisa and Alphapar, respectively, as legal counsels for the purposes of the transaction described in this Material Fact.

10.6. Submission to Authorities. The transaction contemplated in the Investment Agreement, comprising the admission of Gafisa into the capital stock of AUSA and the acquisition of the totality of its capital stock, has been already submitted to the Brazilian Competition Policy System and has been approved without restrictions on June 13th, 2007.

11. Document Availability.

11.1. (i) the Protocol; (ii) the economic and financial studies; (iii) the Appraisal Report; (iv) the audited financial statements of Shertis and Gafisa used for purposes of the Merger of Shares; and (v) Gafisa’s management’s proposal containing clarifications and proposals pursuant to the terms of Rule CVM no. 481/09, as well as such other documents as referred to in this Material Fact and in article 3 of Rule CVM no. 319/99, will be available to the shareholders, at Gafisa’s headquarters, as of the date hereof, and/or at the websites of Gafisa, the Brazilian Securities and Exchange Commission (CVM) and BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA). The Investment Agreement was disclosed as provided for in the law and regulations applicable, including Gafisa’s Financial Statements.

São Paulo, SP, April 19, 2010.

Alceu Duilio Calciolari
Chief Financial and Investors’ Relations
Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer